Michael Francis Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 T: 954 463 2700 F: 954 463 2224

February 28, 2018

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Red Violet, Inc.
Amendment No. 2 to Draft Registration Statement on Form 10
Submitted February 2, 2018
CIK No. 0001720116

Dear Ms. Woo:

On behalf of Red Violet, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, February 13, 2018, regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form 10 filed on February 2, 2018.

For your convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment and request for relief immediately thereafter.

Business

Concentration of Suppliers, page 44

1.	We note your response to prior comment 1. Please provide us with a more detailed analysis regarding why you believe the identity of your largest data supplier is not material to investors. As part of your response, disclose the costs related to this supplier as a percentage of your total data acquisition costs. Further, to the extent material, revise to expand your risk factor to disclose your reliance on the supplier and the company’s ability to replace this supplier if necessary

In response to the Staff’s comment, we have revised the disclosure where appropriate to clarify that the Company contracts or competes with all three major credit bureaus, one of which is its largest supplier. The Company’s other data suppliers include strategic partners, as well as government and public repositories. We have included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the Business section a discussion of the costs related to the Company’s largest supplier as a percentage of its total data acquisition costs. We have also revised the risk factor, “We could lose our access to data sources which could prevent us from providing our services” to discuss the Company’s ability to replace its largest supplier if necessary. The Company remains of the view that naming the largest supplier is not material to investors or an investment decision as the agreement the Company has with this supplier, while favorable to the Company, is not one on which the Company’s business is substantially dependent as the data received from that supplier could be obtained elsewhere. Nevertheless, the Company has acknowledged the loss of this supplier could have a short term, but not a long term, impact on the Company’s business. Furthermore, as discussed with the Staff through the comment and response process and in the Company’s response letter dated February 2, 2018, which letter is subject to a request for confidential treatment, disclosure of this supplier’s name could result in material competitive harm to the Company, its business, and operations.

*    *    *    *    *

Thank you for your continued assistance with this filing. If you have any questions, please call me at 305.982.5581.

Sincerely,

AKERMAN LLP

/s/ Michael Francis

Michael Francis

For the Firm

cc:	Jan Woo, Legal Branch Chief

United States Securities and Exchange Commission

Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Rebekah Lindsey, Staff Accountant

United States Securities and Exchange Commission

Matthew Derby, Attorney-Advisor

United States Securities and Exchange Commission

Barbara C. Jacobs, Assistant Director

United States Securities and Exchange Commission

Derek Dubner, Chief Executive Officer

Red Violet, Inc.

Josh Weingard, Esq., Corporate Counsel

Cogint, Inc.

Christina C. Russo, Esq.

Akerman LLP